UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

U.S. AUTO PARTS NETWORK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

90343C100

(CUSIP Number of Common Stock Underlying Class of Securities)

Shane Evangelist

Chief Executive Officer

U.S. Auto Parts Network, Inc.

16941 Keegan Avenue

Carson, California 90746

(310) 735-0092

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to
Bryan P. Stevenson	Matthew T. Browne, Esq.
VP, General Counsel	Cooley LLP
U.S. Auto Parts Network, Inc.	4401 Eastgate Mall
16941 Keegan Avenue	San Diego, CA 92121
Carson, California 90746	(858) 550-6000
(310) 735-0092

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$673,344	$91.84

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 1,066,430 shares of the issuer’s common stock, and had an aggregate value of $673,344 as of August 7, 2013, calculated based on a Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.0001364 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated August 12, 2013 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is U.S. Auto Parts Network, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 16941 Keegan Avenue, Carson, California 90746 and the telephone number of its principal executive offices is (310) 735-0092.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”). An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2007 Omnibus Incentive Plan (the “Omnibus Plan”), 2007 New Employee Incentive Plan (the “2007 Plan”) or 2006 Equity Incentive Plan (the “2006 Plan”), has an exercise price greater than $4.00 per share and was granted on or prior to August 12, 2013.

Optionholders tendering Eligible Options will receive in exchange new options to purchase a fewer number of shares of Common Stock to be granted under the Omnibus Plan (the “New Options”). The exchange ratio of Eligible Options to New Options is 3.5 to 1. This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Employees; Expiration Date of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Our Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The address of each of the Company’s executive officers and directors, as follows, is 16941 Keegan Avenue, Carson, California 90746:

Executive Officers	Title
Shane Evangelist	Chief Executive Officer and Director
David G. Robson	Chief Financial Officer
Aaron E. Coleman	Chief Operating Officer
Houman Akhavan	Vice President of Marketing
Bryan P. Stevenson	Vice President, General Counsel and Secretary

Directors

Robert J. Majteles	Chairman of the Board of Directors
Joshua L. Berman	Director
Frederic W. Harman	Director
Sol Khazani	Director
Warren B. Phelps III	Director

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Employees; Expiration Date of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Us; Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Omnibus Plan, 2007 Plan and 2006 Plan included with the Exchange Offer and incorporated herein by reference as Exhibit (d)(1), Exhibit (d)(2) and Exhibit (d)(3), respectively, also contain information regarding the subject company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Item 15 (“Exhibits, Financial Statement Schedules”) of the Company’s Annual Report on Form 10-K for the year ended December 29, 2012, as amended by Form 10-K/A; Part I, Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2013; the financial information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) including Schedule A to the Exchange Offer; and Section 16 (“Additional Information”) of the Exchange Offer is incorporated herein by reference. See Section 16 (“Additional Information”) of the Exchange Offer for more information regarding how to obtain copies of or otherwise review such reports.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2)	The information set forth in the Exchange Offer under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated August 12, 2013

(a)(1)(B)	Form of E-Mail Announcement of Offer to Exchange

(a)(1)(C)	Election Form

(a)(1)(D)	Form of Eligible Option Information Sheet

(a)(1)(E)	Notice of Withdrawal

(a)(1)(F)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(G)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal

(a)(1)(H)	Form of Reminder E-Mail to Eligible Employees

(a)(1)(I)	Form of Confirmation Letter to Eligible Employees Participating in the Exchange Offer

(a)(1)(J)	Annual Report on Form 10-K for the year ended December 29, 2012, filed with the Securities and Exchange Commission on March 25, 2013 and incorporated herein by reference

(a)(1)(K)	Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 29, 2012, filed with the Securities and Exchange Commission on April 26, 2013 and incorporated herein by reference

(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended March 30, 2013, filed with the Securities and Exchange Commission on May 8, 2013 and incorporated herein by reference

(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended June 29, 2013, filed with the Securities and Exchange Commission on August 6, 2013 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2007 Omnibus Plan and forms of agreements, filed as Exhibit 10.5 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(2)	2007 New Employee Incentive Plan, filed as Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007

(d)(3)	2006 Equity Incentive Plan, filed as Exhibit 10.1 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(4)	Form of Stock Option Agreement under the 2006 Equity Incentive Plan, filed as Exhibit 10.2 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(5)	Form of Notice of Grant of Stock Option under the 2006 Equity Incentive Plan, filed as Exhibit 10.3 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(6)	Form of Acceleration Addendum to Stock Option Agreement under the2006 Equity Incentive Plan, filed as Exhibit 10.4 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(7)	Offer Letter of Employment dated May 19, 2006 by and between U.S. Auto Parts Network, Inc. and Richard Pine, filed as Exhibit 10.8 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(8)	Offer Letter of Employment dated January 1, 2006 by and between U.S. Auto Parts Network, Inc. and Houman Akhavan, filed as Exhibit 10.32 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(9)	Non-Competition Agreement dated May 19, 2006 by and among U.S. Auto Parts Network, Inc. and Richard Pine, Lowell Mann, Brian Tinari and Todd Daugherty, filed as Exhibit 10.9 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(10)	Employment Agreement dated September 18, 2012 between U.S. Auto Parts Network, Inc. and Shane Evangelist, filed as Exhibit 10.39 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2012

(d)(11)	Employment Agreement, dated September 18, 2012, between the Company and Aaron Coleman, filed as Exhibit 10.44 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2012

(d)(12)	Employment Agreement, dated March 29, 2010 between the Company and Theodore Sanders, filed as Exhibit 10.53 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2010

(d)(13)	Employment Agreement dated January 3, 2012 between the Company and David G. Robson, filed as Exhibit 10.63 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012

(d)(14)	Amended and Restated Employment Agreement dated January 3, 2012 between the Company and Theodore R. Sanders, filed as Exhibit 10.62 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012

(d)(15)	Form of Indemnification Agreement, filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2010 and incorporated herein by reference

(d)(16)	Non-Qualified Stock Option Agreement dated October 15, 2007 between U.S. Auto Parts Network, Inc. and Shane Evangelist, filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007

(d)(17)	Non-Qualified Stock Option Agreement dated October 15, 2007 (performance grant) between U.S. Auto Parts Network, Inc. and Shane Evangelist, filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007

(d)(18)	Non-Qualified Stock Option Agreement, dated May 15, 2008, by and between the Company and Shane Evangelist, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2008

(d)(19)	Non-Qualified Stock Option Agreement, dated February 16, 2009, between the Company and Theodore Sanders, filed as Exhibit 10.63 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009

(d)(20)	Non-Qualified Stock Option Agreement (performance grant), dated February 16, 2009, between the Company and Theodore Sanders, filed as Exhibit 10.64 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009

(d)(21)	Non-Incentive Stock Option Agreement, dated April 28, 2008, between the Company and Alexander Adegan, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2008

(d)(22)	Non-Incentive Stock Option Agreement dated January 3, 2012 between the Company and David G. Robson, filed as Exhibit 10.64 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012

(d)(23)	2011 Base Salaries and Target Bonuses of certain officers, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2010

(d)(24)	U.S. Auto Parts Network Inc. Director Payment Election Plan, filed as Exhibit 10.68 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011

(d)(25)	Separation Agreement and Release of Claims, dated December 9, 2008, between the Company and Michael J. McClane, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2008

(d)(26)	Shareholder’s Release, dated May 19, 2006, between the Company and Richard Pine, filed as Exhibit 10.10 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(27)	Commercial Lease Agreement, dated January 1, 2004, between the Company and Nia Chloe Enterprises, LLC, filed as Exhibit 10.23 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(28)	Stock Purchase Agreement, dated March 25, 2013, between the Company and each of the individuals and entities identified on Schedule A thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2013, as amended

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. AUTO PARTS NETWORK, INC.

By:	/s/ DAVID ROBSON
David Robson
Chief Financial Officer

Date: August 12, 2013

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated August 12, 2013

(a)(1)(B)	Form of E-Mail Announcement of Offer to Exchange

(a)(1)(C)	Election Form

(a)(1)(D)	Form of Eligible Option Information Sheet

(a)(1)(E)	Notice of Withdrawal

(a)(1)(F)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(G)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal

(a)(1)(H)	Form of Reminder E-Mail to Eligible Employees

(a)(1)(I)	Form of Confirmation Letter to Eligible Employees Participating in the Exchange Offer

(a)(1)(J)	Annual Report on Form 10-K for the year ended December 29, 2012, filed with the Securities and Exchange Commission on March 25, 2013 and incorporated herein by reference

(a)(1)(K)	Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 29, 2012, filed with the Securities and Exchange Commission on April 26, 2013 and incorporated herein by reference

(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended March 30, 2013, filed with the Securities and Exchange Commission on May 8, 2013 and incorporated herein by reference

(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended June 29, 2013, filed with the Securities and Exchange Commission on August 6, 2013 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2007 Omnibus Plan and forms of agreements, filed as Exhibit 10.5 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(2)	2007 New Employee Incentive Plan, filed as Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007

(d)(3)	2006 Equity Incentive Plan, filed as Exhibit 10.1 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(4)	Form of Stock Option Agreement under the 2006 Equity Incentive Plan, filed as Exhibit 10.2 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(5)	Form of Notice of Grant of Stock Option under the 2006 Equity Incentive Plan, filed as Exhibit 10.3 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(6)	Form of Acceleration Addendum to Stock Option Agreement under the2006 Equity Incentive Plan, filed as Exhibit 10.4 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(7)	Offer Letter of Employment dated May 19, 2006 by and between U.S. Auto Parts Network, Inc. and Richard Pine, filed as Exhibit 10.8 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(8)	Offer Letter of Employment dated January 1, 2006 by and between U.S. Auto Parts Network, Inc. and Houman Akhavan, filed as Exhibit 10.32 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(9)	Non-Competition Agreement dated May 19, 2006 by and among U.S. Auto Parts Network, Inc. and Richard Pine, Lowell Mann, Brian Tinari and Todd Daugherty, filed as Exhibit 10.9 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(10)	Employment Agreement dated September 18, 2012 between U.S. Auto Parts Network, Inc. and Shane Evangelist, filed as Exhibit 10.39 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2012

(d)(11)	Employment Agreement, dated September 18, 2012, between the Company and Aaron Coleman, filed as Exhibit 10.44 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2012

(d)(12)	Employment Agreement, dated March 29, 2010 between the Company and Theodore Sanders, filed as Exhibit 10.53 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2010

(d)(13)	Employment Agreement dated January 3, 2012 between the Company and David G. Robson, filed as Exhibit 10.63 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012

(d)(14)	Amended and Restated Employment Agreement dated January 3, 2012 between the Company and Theodore R. Sanders, filed as Exhibit 10.62 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012

(d)(15)	Form of Indemnification Agreement, filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2010 and incorporated herein by reference

(d)(16)	Non-Qualified Stock Option Agreement dated October 15, 2007 between U.S. Auto Parts Network, Inc. and Shane Evangelist, filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007

(d)(17)	Non-Qualified Stock Option Agreement dated October 15, 2007 (performance grant) between U.S. Auto Parts Network, Inc. and Shane Evangelist, filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007

(d)(18)	Non-Qualified Stock Option Agreement, dated May 15, 2008, by and between the Company and Shane Evangelist, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2008

(d)(19)	Non-Qualified Stock Option Agreement, dated February 16, 2009, between the Company and Theodore Sanders, filed as Exhibit 10.63 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009

(d)(20)	Non-Qualified Stock Option Agreement (performance grant), dated February 16, 2009, between the Company and Theodore Sanders, filed as Exhibit 10.64 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009

(d)(21)	Non-Incentive Stock Option Agreement, dated April 28, 2008, between the Company and Alexander Adegan, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2008

(d)(22)	Non-Incentive Stock Option Agreement dated January 3, 2012 between the Company and David G. Robson, filed as Exhibit 10.64 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012

(d)(23)	2011 Base Salaries and Target Bonuses of certain officers, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2010

(d)(24)	U.S. Auto Parts Network Inc. Director Payment Election Plan, filed as Exhibit 10.68 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011

(d)(25)	Separation Agreement and Release of Claims, dated December 9, 2008, between the Company and Michael J. McClane, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2008

(d)(26)	Shareholder’s Release, dated May 19, 2006, between the Company and Richard Pine, filed as Exhibit 10.10 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(27)	Commercial Lease Agreement, dated January 1, 2004, between the Company and Nia Chloe Enterprises, LLC, filed as Exhibit 10.23 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended

(d)(28)	Stock Purchase Agreement, dated March 25, 2013, between the Company and each of the individuals and entities identified on Schedule A thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2013, as amended

(g)	Not applicable

(h)	Not applicable